Exhibit 99.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-148054 and 33-96354 on Form F-3 and Nos. 333-113096, 333-14260 and 33-92112 on Form S-8, all filed by Bank of Montreal, of our reports dated March 1, 2011, relating to the consolidated financial statements of Marshall & Ilsley Corporation (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the announcement by Marshall & Ilsley Corporation and Bank of Montreal that they had entered into a definitive agreement under which Bank of Montreal will acquire all outstanding shares of common stock of Marshall & Ilsley Corporation in a stock-for-stock transaction), the effectiveness of Marshall & Ilsley Corporation’s internal control over financial reporting, and the Reconciliation of Canadian and United States Generally Accepted Accounting Principles, appearing in this Form 6-K.

/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin

April 13, 2011